Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

Forward-looking Statements
This information includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges and capitalization, anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

Dear Delta Supporter:

Over the last few years you've been one of Delta's most active supporters. From our efforts to reject a hostile takeover attempt in 2006 to our bid to gain rights to serve China in 2007, you've been there.

Now, we're writing to let you know about Delta's plans to merge with our SkyTeam partner Northwest Airlines to create America's premier global airline.

The Delta-Northwest combination creates a new paradigm for consolidation within the airline industry with benefits in sharp contrast to other mergers that have been proposed. This merger is based on addition, not subtraction, and combines end-to-end networks that open a world of opportunities for our customers and employees.

In fact, the merged airline will combine the individual strengths and complementary service networks of both airlines, which today focus on different parts of the country and the world. This will enable us to:

•	Offer continued access to more than 390 worldwide destinations in 67 countries with no hub closures.

•	Improve global connectivity from our hubs in Atlanta, Cincinnati, Detroit, Memphis, Minneapolis/St. Paul, New York, Salt Lake City, Amsterdam and Tokyo-Narita.

•	Accelerate the upgrading of existing international aircraft with lie-flat seats and personal on-demand entertainment.

•	Improve customers' travel experience through new products and services, including enhanced self-service tools, better bag-tracking technology, new seats and refurbished cabin interiors.

•
 Build a stronger airline for our employees - the new airline will provide employees with greater job security, an equity stake in the combined airline, and a more stable platform for future growth in the face of significant economic pressures from rising fuel costs and intense competition.

You can learn more about why this merger is good for employees, customers and the communities we serve by visiting us at www.newglobalairline.com. At the Web site, you can also make your voice heard on why you believe Delta's plan to create America's premier global airline is one that's in best interest of airline customers.

Thank you in advance for your support.

www.NewGlobalAirliine.com